Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Perfect Sting Racing Corporation (a development stage company) on Amendment No.1 to Form S-1 of our report dated December 28, 2011 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the balance sheet and related statements of operations, stockholder’s equity and cash flows of Perfect Sting Racing Corporation (a development stage company) as of December 16, 2011 and for the period from Inception (November 18, 2011) to December 16, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/     Marcum LLP

Marcum LLP

West Palm Beach, FL

February 14, 2012